Exhibit 99.3

AGATHA CHRISTIE LIMITED

FINANCIALS

For the period from 29 February 2012 to 31 December 2012

Report of Independent Registered Public Accounting Firm

To the Directors
Agatha Christie Limited
United Kingdom

To the Directors
RLJ Entertainment, Inc.
USA

We have audited the accompanying balance sheet of Agatha Christie Limited (the “Company”) as of 31 December 2012, and the related statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the period from 29 February 2012 to 31 December 2012. These financial statements are the responsibility of the Company's management and RLJ Entertainment Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agatha Christie Limited as of 31 December 2012 and the results of its operations and its cash flows for the period from 29 February 2012 to 31 December 2012, in conformity with accounting principles generally accepted in the United States of America.

BDO LLP
Gatwick, United Kingdom
April 5, 2013

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

AGATHA CHRISTIE LIMITED

BALANCE SHEET

31 December 2012

Assets
Cash	£4,806,000
Accounts receivable, net	172,000
Unbilled receivables	1,801,000
Film costs, net	9,952,000
Furniture, fixtures and equipment, net	15,000
Intangible assets, net	1,629,000
Deferred tax asset	33,000
Total Assets	£18,408,000

Liabilities and shareholders' equity
Liabilities:
Accounts payable and accrued liabilities	£384,000
Accrued corporate tax payable	472,000
Production obligations	4,931,000
Deferred revenues	6,119,000
Total Liabilities	11,906,000

Commitments and contingencies – see note 9

Shareholders' equity
Series A ordinary shares, 4,900 shares authorized, issued and outstanding	4,900
Series B ordinary shares, 5,100 shares authorized, issued and outstanding	5,100
Retained earnings	6,492,000
Total Shareholders' equity	6,502,000

Total Liabilities and Shareholders' Equity	£18,408,000

See accompanying notes to financial statements.

AGATHA CHRISTIE LIMITED

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For the Period From 29 February 2012 to 31 December 2012

Revenues:
Publishing revenues	£3,200,000
Film and Television licensing revenues	2,218,000
Total revenues	5,418,000

Expenses:
Amortization of film costs	1,301,000
Publishing	247,000
General and administrative	1,098,000
Depreciation and amortization	94,000
Total expenses	2,740,000
Operating income	2,678,000

Other income:
Interest income	22,000

Income before income tax provision	2,700,000
Income tax provision	(659,000)
Net income	2,041,000
Other comprehensive income	—
Comprehensive income	£2, 041,000

See accompanying notes to financial statements.

AGATHA CHRISTIE LIMITED

STATEMENT OF SHAREHOLDERS’ EQUITY

For the Period From 29 February 2012 to 31 December 2012

	Series A Ordinary Share		Series B Ordinary Share
	Shares	Amount	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance at 29 February 2012	4,900	£4,900	5,100	£5,100	£5,862,000	£—	£7,132,000
Distribution to shareholders	—	—	—	—	(2,671,000)	—	(2,671,000)
Net income	—	—	—	—	2,041,000	—	2,041,000
Balance at 31 December 2012	4,900	£4,900	5,100	£5,100	£6,492,000	£—	£6,502,000

See accompanying notes to financial statements.

AGATHA CHRISTIE LIMITED

STATEMENT OF CASH FLOWS

For the Period 29 February 2012 to 31 December 2012

Operating activities
Net income	£2,041,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86,000
Amortization of film costs	1,301,000
Deferred taxes	(29,000)
Provision for bad debts	18,000
Changes in operating assets and liabilities:
Accounts receivable, net	1,034,000
Unbilled receivables	846,000
Accounts payable and accrued corporate tax payable	10,000
Deferred revenues	(971,000)
Net cash provided by operating activities	4,336,000

Investing activities
Expenditures for copyrights	(50,000)
Net cash used in investing activities	(50,000)

Financing activities
Dividend payments	(2,671,000)
Net cash used in financing activities	(2,671,000)

Net change in cash	1,615,000
Cash, beginning of period	3,191,000
Cash, end of period	£4,806,000

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes	£1,002,000

Supplemental disclosure of financing information
Production costs finance by customer	£4,931,000

See accompanying notes to financial statements.

Note 1.	Accounting Policies.

Statement of Directors’ Responsibilities. These financial statements have been prepared by and are the responsibility of the directors of Agatha Christie Limited and RLJ Entertainment, Inc.

Basis of Presentation.  The principal activity of Agatha Christie Limited (the Company) is the exploitation of the literary works of the late Agatha Christie, whose published works have been adopted for film, television, stage and games and are available in more than 50 languages.  The Company was established under laws of England and Wales and its principal executive offices are located in London, England.  The financial statements and related notes were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and reflect the results of operations from 29 February 2012, which is the date Acorn Productions Limited (APL), a wholly-owned subsidiary of Acorn Media Group, Inc., acquired a 64 percent ownership interest in Agatha Christie Limited.

As permitted by the Accounting Standards Codification (or ASC) 926, Entertainment – Films, the Company has presented an unclassified balance sheet.

Foreign currencies.  Transactions in foreign currencies are recorded using the rate of exchange ruling for the month of the transaction. Assets and liabilities due in foreign currencies at the balance sheet date are remeasured into sterling at the rates of exchange ruling at the balance sheet date. Unrealized and realized exchange losses were recorded in general and administrative expenses in the accompanying income statement and totaled approximately £5,000 for the period.

Income taxes.  The Company accounts for income taxes pursuant to the provisions of ASC 740-“ Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company records a valuation allowance for certain temporary differences to reduce its deferred tax assets to the amount that is more likely than not to be realized.

ASC 740-10, Income Taxes–Tax positions, provides guidance for recognising and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognised in the financial statements. It also provides accounting guidance on derecognising, classification and disclosure of these uncertain tax positions.  A tax benefit will be recognised if the weight of available evidence indicates that the tax position is more likely than not to be sustained upon examination by the relevant tax authorities.  The recognition and measurement of benefits related to our tax positions requires significant judgment as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities.  Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.  For tax liabilities, the Company recognises accrued interest related to uncertain tax positions as a component of income tax expense, and penalties, if incurred, are recognised as a component of operating expenses.

Revenue.  Revenue represents royalties, licensing and other income earned during the period and excludes value added taxes (or VAT).  Revenue is recognised upon meeting the recognition revenue criteria of ASC 927, “Entertainment –Films” and ASC 605, “Revenue Recognition”

(a)	Publishing Revenues

Contracted revenue from royalty contracts is recognised by spreading income straight line over the term of the contract on a monthly basis starting with the month that the contract commences.

Royalty income in excess of the minimum contractual revenue is recognised in the period in which additional publishing revenues are due to the Company as reported by the publisher or otherwise determinable.

(b)	Film and Television Licensing Revenues

Film and television licensing revenues are recognised when the programme is delivered to the licensee subject to the following criteria being met:

(i)	Contract signed by both parties;
(ii)	Content is available for exploitation by the licensee;
(iii)	The licensing fee is either fixed or determinable; and
(iv)	Collection of license fee is reasonably assured.

Customer payments received prior to all revenue recognition criteria being met are recorded as deferred revenue.  To the extent titles are cross-collateralized, non-refundable licensing advances received are deferred and recognized as revenues as the customer exploits the titles.

Cash.  Cash and cash equivalents include unrestricted cash accounts, money market investments and highly liquid investment instruments with original maturity of three months or less at the date of purchase.

Accounts receivable and allowance for doubtful accounts.  Accounts receivable are evaluated to determine if they will ultimately be collected using significant judgments and estimates, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due.  Based on this information, the Company reserves an amount that we believe to be doubtful of collection.  If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances might be required in the future.  During the period ended 31 December 2012, the Company established a bad debt reserve of approximately £18,000 and recognised bad debt expense of approximately £18,000 as a component of general and administrative expenses.

Furniture, fixtures and equipment and depreciation.  Property and equipment are stated at cost, less depreciation. Depreciation is calculated on a straight line basis over the assets’ estimated useful lives of 2-5 years.

Intangible assets.  Trademarks are carried at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.

Costs of acquiring copyrights are carried at cost and are written off evenly over the expected useful lives of the copyrights.  The costs incurred on the acquisition of the reversionary rights and copyrights acquired subsequent to the acquisition of the reversionary rights are being written off on a straight-line basis over the remaining period of copyright, to 2046.  The Company considers the remaining copyright period to be an appropriate estimate for the useful economic life of copyrights.

Film Costs.  Investment in films and television programmes includes the unamortized costs of completed films and television programmes which have been produced by the Company and films and television programmes in progress and in development.  For films and television programmes produced by the Company, capitalized costs include all direct production and financing costs and production overhead.  Costs of producing films and television programmes are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognised from the exploitation, exhibition or sale of the films or television programmes.  Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series.  Films and television programmes in progress include the accumulated costs of productions which have not yet been completed.  Films and television programmes in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

Impairment of Long-Lived Assets.  We review the impairment of long-lived and specific, finite-lived, identifiable intangible assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  An impairment loss would be recognised when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  The amount of impairment loss that would be recognised equals the amount by which the carrying value of the asset being assessed exceeds the asset’s fair value.  We have no intangible assets with indefinite useful lives.  During the period ended 31 December 2012, there was no impairment to our long-lived assets.

Use of estimates.  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of its financial statements and the reported amounts of revenue and expense during the reporting period.  The most significant estimate made by management in the preparation of the financial statements relate to ultimate revenues, which impact film cost amortization.  Actual results could differ from those estimates.

Fair Value Measurements.  The carrying amount of our financial instruments, which principally include cash, billed and unbilled receivables, accounts payable, accrued expenses and production obligations, approximates fair value due to the relatively short maturity of such instruments.

Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value measurements made by the Company are generally limited to valuing the film and television programmes when assessing impairments, as needed.  These measurements are Level 3 measurements.

Recent Accounting Pronouncements. In February 2013 the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. This ASU is effective prospectively for non public companies for fiscal years beginning after December 15, 2013, and interim and annual periods thereafter. Its adoption of ASU 2013-02 is not expected to have any material impact on its consolidated financial statements.

Note 2.	Revenues.

An analysis of revenues by geographical market is given below:

Period ended 31 Dec 2012
£000

United Kingdom	2,795
Other European Community	1,145
Americas	590
Rest of World	888
5,418

Note 3.	Taxation.

Income tax expense for the period ended 31 December 2012 is summarized as follows:

Total
£000
Current UK Corporation Tax
Tax on profits for the period	689
Adjustment in respect of prior periods	(1)
688
Deferred UK Corporation Tax
Origination of timing differences	(38)
Change in valuation allowance	(12)
Effect of decreased tax rate on opening deferred tax position	21
(29)

Total Tax Expense	659

The tax effects of temporary differences that give rise to a significant portion of the net deferred tax assets at 31 December 2012 are presented below:

Total
£000
Deferred tax asset:
Amortization in respect of copyright acquired prior to 2002	466
Amortization in respect of film costs	33
499
Less valuation allowance	(466)
Total deferred tax asset	33

The Company has placed a full valuation allowance on its deferred tax asset related to amortization of copyrights acquired prior to 2002.  A valuation reserve is warranted because realization of this deferred tax asset would only be achieved if the asset was sold or otherwise disposed of.  The Company’s current plans are to continue to hold and exploit the copyright asset through its remaining useful life.

Expected income tax expense based on statutory rates for the period ended 31 December 2012 differed from actual income tax expense as follows:

Total
£000
Expected income tax expense at 24%	648
Non-deductible expenses	3
Adjustment to tax charges in respect of previous periods	(1)
Decrease in valuation allowance	(12)
Change in tax rate	21
Effective income tax expense at 24.6%	659

Note 4.	Intangible Assets.

	Copyrights	Trademarks	Total
	£000	£000	£000
Cost
At beginning of period	3,466	477	3,943
Additions	50	—	50
Disposals	—	(100)	(100)
At end of period	3,516	377	3,893
Amortisation
At beginning of period	2,017	278	2,295
Charged in period	38	31	69
Disposals	—	(100)	(100)
At end of period	2,055	209	2,264
Net book value
At 31 Dec 2012	1,461	168	1,629

During the period ended 31 December 2012, the intangible asset amortization expense was £69,000.

As of 31 December 2012, future amortization of other intangible assets is approximately as follows:

Fiscal Year Ended 31 December	Amount
£000
2013	86
2014	86
2015	86
2016	86
2017	86

Note 5.	Tangible Assets.

Fixtures, fittings and office equipment
Total
£000
Cost
At beginning of period	438
Additions	—
Disposals	(128)
At end of period	310
Depreciation
At beginning of period	406
Charged in period	17
Disposals	(128)
At end of period	295
Net book value
At 31 Dec 2012	15

Depreciation and amortization expense for the period ended 31 December 2012 was £17,000.

Note 6.	Film and Television Costs.

Total
£000
Unamortized Costs
Released, net of accumulated amortization	4,890
In production	4,931
Other	131
At 31 Dec 2012	9,952

The Company expects approximately 25% of completed films and television programmes, net of accumulated amortization, will be amortized during the one-year period ending 31 December 2013.  Additionally, the Company expects approximately 71% of completed and released films and television programmes, net of accumulated amortization, will be amortized during the three-year period ending 31 December 2015.  Finally, the Company expects approximately 83% of completed and released films and television programmes, net of accumulated amortization, will be amortized during the four-year period ending 31 December 2016.

The Company has incurred a production obligation of £4,931,000 for television programmes that are in production.  The Company is co-producing these television programmes with an independent production company. The production costs have been financed from advances on broadcast license fees and from the sale of distribution rights, as well as from investment by the Company.  Upon completion of production and delivery of programming to the broadcaster, the production obligation will be partially offset by the payment of broadcast licensing fees and other advances from the broadcaster (see Note 10. Commitments and Contingencies” for further additional disclosure).

Note 7.	Share Capital.

	31 Dec 2012	29 Feb 2012
	£	£
Authorised
4900 ‘A’ ordinary shares of £1 each	4,900	4,900
5100 ‘B’ ordinary shares of £1 each	5,100	5,100
	10,000	10,000
Allotted, called up and fully paid
4900 ‘A’ ordinary shares of £1 each	4,900	4,900
5100 ‘B’ ordinary shares of £1 each	5,100	5,100
	10,000	10,000

The Company has two types of issued share capital, ‘A’ shares and ‘B’ shares. ‘A’ and ‘B’ shareholders have the same rights other than holders of ‘A’ shares appoint the Chairman of the Board, who has the casting vote in the event of a tie.

Note 8.	Related Party Transactions.

During the period the following related party transactions occurred:  total costs of £551,000 were recharged to the Company by a fellow subsidiary undertaking APL.  This amount was included in general and administrative expenses.

There was a balance owed by APL of £1,783 at 31 December 2012.

The aggregate amount of dividends paid for the period ended 31 December 2012 comprises £2,671,000.

All staff are employed by a fellow subsidiary undertaking. Staff costs for the period of £380,000 were recharged by APL. The total includes Directors’ emoluments of £142,000.

Note 9.	Commitments and Contingencies.

At 31 December 2012 the Company had capital commitments of £12,214,990 in respect of production for film and television programmes for which no provision has been made.  Production is scheduled to be completed during 2013.  The Company estimates that approximately 89 percent of this commitment will be settled through broadcast license fees and distribution advances that will be due once production is completed and the programming has been delivered.  The remaining 11 percent will be paid during 2013.

At 31 December 2012 the Company did not have any material contingent liabilities.

Note 10.	Concentration of Risk.

During the period ended 31 December 2012, the Company recognised publishing revenue of £514,000 (or 9 percent) from one publisher.  The main contract with this publisher expires during June 2020.  As of 31 December 2012, deferred revenues of £4,307,000 represent amounts received from this publisher, which will be recognised as revenues ratably over the remaining contract term.  During the period ended 31 December 2012, the Company recognised film and television licensing revenues of £1,915,000 (or 35 percent) from one broadcaster.  The license period for significant territories licensed by this broadcaster expires December 2026.  As this broadcaster exploits the licensed content through additional airings (reruns) and through other exploitation of various markets, the Company is contractually entitled to additional licensing fees.  As of 31 December 2012, deferred revenues related to this broadcaster were £707,000, which will be recognised as revenues as broadcaster exploits the licensed content.  For the period ended 31 December 2012, there are no other customers that represent 10 percent or more of the Company’s total revenues.

As of 31 December 2012, one licensee accounts for 10 percent or more of the Company’s billed and unbilled receivables.  This customer accounts for 62 percent of the unbilled receivables and none of the billed receivables.

Cash and cash equivalents were invested in high credit-quality financial institutions.  Amounts on deposit are generally not insured. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant risk on these accounts.

The Company’s largest licensee of film and television programmes in terms of revenues recognised during 2012 has indicated that it will no longer commission any further Agatha Christie films in the current series after the current productions have been completed.  If the Company is not able to find acceptable alternative commissions, the Company’s ability to produce future content could be adversely effect.  The Company is continually looking to broaden its relationships with other broadcasters and financers and is in active development on two further television series and one television film.

Note 11.	Subsequent Events.

In January 2013 a dividend was declared and paid of £1,800,000.

The Company evaluated all events or transactions that occurred after 31 December 2012 up through, 5 April 2013, the date the Company issued these financial statements.